LON F. POVICH

Executive Vice President

General Counsel and Secretary

Phone:    508-651-6670

Fax:         508-651-5552

E-mail:     lpovich@bjs.com

September 18, 2007

Ms. Ellie Quarles

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3561

Re:	Response to SEC Letter Dated August 21, 2007

Dear Ms. Quarles:

This letter will confirm our understanding that BJ Wholesale Club, Inc.’s response to your letter of August 21, 2007, will be submitted by October 12, 2007. Thank you for your cooperation in this matter.

Sincerely,

/s/ Lon F. Povich

LFP/jlh